September 21, 2011
VIA EDGAR AND OVERNIGHT COURIER
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attn: Jeffrey Riedler, Assistant Director
Re:	Capella Healthcare, Inc. Registration Statement on Form S-4 File No. 333-175188
Dear Mr. Riedler:
     Below is the response of Capella Healthcare, Inc. (the “Company” or “we”) to the comments issued by the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in a letter to the Company dated September 15, 2011 regarding Amendment No. 1 to the Registration Statement on Form S-4 dated September 2, 2011 (the “Registration Statement”).
     Concurrently with the submission of this letter, the Company is filing Amendment No. 2 to the Registration Statement (“Amendment No. 2”) via EDGAR. For your convenience, we are sending you by overnight courier a copy of Amendment No. 2 marked to show all changes to the Registration Statement.
     The Staff’s comments are repeated and italicized below for convenience of reference followed in each case by the Company’s response. All references to page numbers and captions in each heading and response correspond to Amendment No. 2, unless otherwise indicated.
Diversified Portfolio of Assets with Strong Market Positions, page 4
1. Comment: We note your response to comment 16 and your deletion of the unsupported reference to your market position from page 69 of the registration statement. However, the identical statement regarding your market position still appears on page 4. Please revise your disclosure to provide your source for this information or remove the statement from your registration statement.
Two Corporate Centre, Suite 200
501 Corporate Centre Drive
Franklin, TN 37067-2662
Phone: 615-764-3000 • fax: 615-764-3030

Division of Corporate Finance
Securities and Exchange Commission
September 21, 2011

Response:
The Registration Statement has been revised in response to the Staff’s comment by deleting the reference to our market position under the heading “Summary — Our Competitive Strengths — Diversified Portfolio of Assets with Strong Market Positions in Attractive Communities.” Please see page 4 of Amendment No. 2.
Risk Factors, page 19
If you do not properly tender your outstanding notes, you will continue to hold unregistered outstanding notes and your ability to transfer outstanding notes will remain restricted and may be adversely affected..., page 19
2. Comment: We note your response to our prior comment 11. Please expand this risk factor further to disclose the circumstances under which the initial purchasers of the outstanding notes may exercise their registration rights under the registration rights agreement.
Response:
The Registration Statement has been revised in response to the Staff’s comment. Please see page 19 of Amendment No. 2.
“CMS may impose substantial fines or other penalties as a result of the matters disclosed in certain self-disclosure letters...,” page 24
3. Comment: Please revise your disclosure to describe the actual or potential violations described in the “self-disclosure letters” submitted by Cannon County Hospital, LLC in relation to DeKalb Community Hospital and Stones River Hospital as referred to in your risk factor.
Response:
The Registration Statement has been revised in response to the Staff’s comment. Please see page 24 of Amendment No. 2.
Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 43
4. Comment: Explain in MD&A why accounts receivable increased by $8.5 million in 2011 as compared to $1.2 million in 2010 as presented on the cash flow statement.
Response:
The Registration Statement has been revised in response to the Staff’s comment by providing additional explanation for the increase in accounts receivable in 2011. Please see page 63 of Amendment No. 2. The Registration Statement has also been revised to provide additional

Division of Corporate Finance
Securities and Exchange Commission
September 21, 2011

explanation for the increase in accounts receivable for the year ended December 31, 2010. Please see page 62 of Amendment No. 2. The amounts previously disclosed as the changes in net accounts receivable were adjusted in response to Comment 6 below.
Notes to Condensed Consolidated Financial Statements (Unaudited)
Note 3. Acquisitions, page F-7
5. Comment: Please disclose, if true, that the total acquisition cost for Cannon County Hospital, LLC is $27.9 million. Also disclose the acquisition related cost for both acquisitions, where the amount is recognized in the financial statements, and the line item or items in the income statement in which those expenses are recognized in accordance with ASC 805-10-50-2f.
Response:
The Registration Statement has been revised in response to the Staff’s comment by (i) adjusting the disclosure to reflect a purchase price of $28.3 million for the Cannon County Hospital, LLC acquisition, (ii) noting that results of operations of Cannon County Hospital, LLC and GP Surgery Center, LLC will be consolidated beginning July 1, 2011, and (iii) providing additional disclosure of the direct and incremental costs incurred on the Cannon County Hospital, LLC and GP Surgery Center, LLC acquisitions as of June 30, 2011 and that such costs are included in other operating expenses on the condensed consolidated statement of operations. Please see page F-7 of Amendment No. 2.
Financial Statements for the Year Ended December 31, 2010
6. Comment: Tell us why you do not present Provision for Bad Debts as an adjustment to reconcile net income to cash provided by operating activities on the cash flow statement.
Response:
As originally disclosed in our Registration Statement filed on June 28, 2011, as subsequently amended, the provision for bad debts was included in the net change in the accounts receivable within the operating cash flow section of the consolidated statement of cash flows. We believes this presentation is consistent with the requirements of ASC 230-10-45-28 which requires a reconciliation of net income to net cash flow from operating activities. Such guidance requires adjusting net income to remove the effective “all accruals of expected future operating cash receipts and payments, such as changes during the period in receivable and payable...” The provision for bad debts is a significant component of the overall net accrual of patient accounts receivable.
We acknowledge that: that there is currently diversity in practice relative to the separate presentation of the provision for bad debts in the operating section of the statement of cash flows. While we believe our historical presentation is consistent with ASC 230, we have revised the statements of cash flows throughout the filling to separately present the provision for bad debts, for purposes of clarification. Please see pages F-5, F-17, F-18, F-24, F-45, F-46 and F-47 of Amendment No. 2.
     We acknowledge that: (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Division of Corporate Finance
Securities and Exchange Commission
September 21, 2011

     If you or the Staff have any questions or comments regarding the Company’s response, please contact the Company’s securities counsel, J. Chase Cole, at (615) 850-8476, or David R. Clay at (615) 850-8130.

Very truly yours, Capella Healthcare, Inc.
By:	/s/ Daniel S. Slipkovich
Daniel S. Slipkovich
Chief Executive Officer, President and Chairman

cc:	J. Chase Cole, Esq. David C. Head, Esq. David R. Clay, Esq.